

August 10, 2015

John Broderick, Chief Executive Officer
Cicero, Inc.
8000 Regency Parkway, Suite 542
Cary, North Carolina 27518

> **Re:** **Cicero, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Response Submitted on August 3, 2015**
> **File No. 000-26392**

Dear Mr. Broderick:

We have reviewed your letter dated August 3, 2015, and have the following comment.

Please respond to this letter by amending your information statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 30, 2015 letter.

General

1. We note your response to prior comment 1, where you indicate that you will incorporate financial information by reference into your proxy statement from your Form 10-K for the fiscal year ended December 31, 2014. However, you have not indicated whether you intend to provide pro forma financial information following the guidance in Article 11 of Regulation S-X, applicable via Item 13(a) of Schedule 14A. Ensure that your revised proxy statement contains such information, or alternatively provide your analysis for why it is not required to be provided. Additionally, with regard to any information you incorporate by reference, ensure that you comply with the requirements of Item 13(b)(2) and (c) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3483, with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Andrew Hudders, Esq.
       Golenbock Eiseman Assor Bell & Peskoe